UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42758

CTW

(Exact Name of Registrant as Specified in Its Charter)

29F, 1 Chome-9-10,

ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City,

Tokyo 106-0032, Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release – CTW Announces Financial Results for First Half of Fiscal 2026
99.2	CTW Cayman Fiscal 2025 Supplemental Material

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2026	CTW

	By:	/s/ Patrick Liu
	Name:	Patrick Liu
	Title:	Chief Financial Officer

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